
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:      December 31, 2001
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5


(Print or Type Responses)

1. Name and Address of Reporting Person *

WM Acquisition, Inc. (1)
   (Last)                   (First)                 (Middle)

200 State Street
                            (Street)

Boston                      MA                        02109
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

12/22/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

Wilmar Industries, Inc. (WLMR)

5. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       -------------------------------------------

6. If Amendment, Date or Original (Month/Year)


7. Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X     Form filed by More than One Reporting Person
       -----


                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Common Stock                                                 0                           I           By Voting Agreement
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(3-99)

(1) See page 3 attached.


FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------

---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
----------------------------  ---------------------  ------------------------------------------------

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


      See page 4 attached                              January 3, 2000
--------------------------------                      -----------------
** Signature of Reporting Person                            Date

Table I - Non-Derivative Securities Beneficially Owned


                                                              2. Amount of Securities                       4. Nature of Indirect
     Other Reporting Persons           1. Title of Security      Beneficially Owned     3. Ownership Form      Beneficial Ownership
     -----------------------           --------------------      ------------------     -----------------      --------------------
Parthenon Investment Advisors, L.L.C.      Common Stock                 0                     Indirect         By Voting Agreement
Parthenon Investors, L.P.                  Common Stock                 0                     Indirect         By Voting Agreement
Parthenon Investment Partners, L.L.C.      Common Stock                 0                     Indirect         By Voting Agreement
John Rutherford                            Common Stock                 0                     Indirect         By Voting Agreement
Ernest Jacquet                             Common Stock                 0                     Indirect         By Voting Agreement


Table II - Derivative Securities Beneficially Owned

                                       1. Title of   2. Date Exercisable and   3. Title and Amount of Securities Underlying
                                          Derivative    Expiration Date           Derivative Security (Instr. 4)
                                          Security      (Month/Day/Year)
                                                                                                                           Amount or
                                                     Date         Expiration            Title          Number of
     Other Reporting Persons                         Exercisable  Date                                 Shares
-------------------------------------  ------------- -----------  -----------  ----------------------  -----------------------------
Parthenon Investment Advisors, L.L.C.
Parthenon Investors, L.P.
Parthenon Investment Partners, L.L.C.
John Rutherford
Ernest Jacquet                            Options      5/7/98       5/7/08          Common Stock                  10,000
Ernest Jacquet                            Options      5/6/00       5/6/09          Common Stock                   6,666
Ernest Jacquet                            Options      5/6/01       5/6/09          Common Stock                   6,667
Ernest Jacquet                            Options      5/6/02       5/6/09          Common Stock                   6,667
-------------------------------------  ------------- -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------




          $22.625                       D
          $12.00                        D
          $12.00                        D
          $12.00                        D
----------------------------  ---------------------  ------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies as of January 3rd, 2000, that the information set forth in this statement is true, complete and correct.

                            WM ACQUISITION, INC.

                            By: /s/ Samantha Trotman
                            ------------------------
                            Name:  Samantha Trotman
                            Title: President


                            PARTHENON INVESTORS, L.P.

                            By:  PARTHENON INVESTORS ADVISORS L.L.C.
                                    its general partner

                                 By:  PARTHENON INVESTMENT PARTNERS L.L.C.
                                         its Managing Member

                                 By: /s/ Ernest Jacquet
                                 ----------------------
                                 Name:  Ernest Jacquet
                                 Title: Managing Member


                            PARTHENON INVESTORS ADVISORS L.L.C.

                            By:  PARTHENON INVESTMENT PARTNERS L.L.C.
                                    its Managing Member

                                 By: /s/ Ernest Jacquet
                                 ----------------------
                                 Name:  Ernest Jacquet
                                 Title: Managing Member


                            PARTHENON INVESTMENT PARTNERS L.L.C.

                                 By: /s/ Ernest Jacquet
                                 ----------------------
                                 Name:  Ernest Jacquet
                                 Title: Managing Member


                            /s/ John Rutherford
                            -------------------
                            John Rutherford


                            /s/ Ernest Jacquet
                            ------------------
                            Ernest Jacquet